SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004
FLETCHER CHALLENGE FORESTS LIMITED (Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020 (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 July 2004	FLETCHER CHALLENGE FORESTS LIMITED

PM GILLARD SECRETARY

News Release

TO:	THE BUSINESS EDITOR

From:	Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
	Telephone:	64-9-571 9846
	Fax:	64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

TENON ANNOUNCES DATE OF ANNUAL SHAREHOLDERS MEETING

Auckland, 20 July, 2004 –Tenon announced today that its 2004 Annual Shareholders Meeting would be held at 10:00 am on Thursday 28 October at the ASB Bank Stand, Eden Park Auckland.

The opening and closing dates for the nomination of Directors under New Zealand Exchange Listing Rule 3.3 are 21 July and 2 September respectively.

Ends